Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Cousins Properties Incorporated of our report dated March 26, 2013, relating to the statement of revenue over certain operating expenses for Terminus 200 for the year ended December 31, 2012 (which report on the statement of revenues and certain expenses expresses an unmodified opinion and includes an emphasis of matter paragraph referring to the purpose of the statement) appearing in the Current Report on Form 8-K/A of Cousins Properties Incorporated dated March 26, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 29, 2013